UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                               THE MONY GROUP INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   615337 10 2
                                 (CUSIP Number)

                                 Jeffrey A. Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667
               (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

                                  May 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------- ------------------------------------------------------------------- ----------------------------
CUSIP No. 615337 10 2                                            13D
--------------------------------- ------------------------------------------------------------------- ----------------------------

------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


              Deutsche Bank AG
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b)
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Germany
------------- ---------------------------------------------------------------------------------------------------------------------
-------------------------- ----------- --------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER

                                       See Item 5.
                           ----------- --------------------------------------------------------------------------------------------
                           ----------- --------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER

                                       See Item 5.
                           ----------- --------------------------------------------------------------------------------------------
                           ----------- --------------------------------------------------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

                                       See Item 5.
                           ----------- --------------------------------------------------------------------------------------------
                           ----------- --------------------------------------------------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER

                                       See Item 5.
-------------------------- ----------- --------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5.
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5.
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              BK
------------- ---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




--------------------------------- ------------------------------------------------------------------- ----------------------------
CUSIP No. 615337 10 2                                            13D
--------------------------------- ------------------------------------------------------------------- ----------------------------

------------- ---------------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


              Deutsche Bank Securities Inc.
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a)
              (b)
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              WC
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ---------------------------------------------------------------------------------------------------------------------
-------------------------- ----------- --------------------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER

                                       See Item 5.
                           ----------- --------------------------------------------------------------------------------------------
                           ----------- --------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER

                                       See Item 5.
                           ----------- --------------------------------------------------------------------------------------------
                           ----------- --------------------------------------------------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER

                                       See Item 5.
                           ----------- --------------------------------------------------------------------------------------------
                           ----------- --------------------------------------------------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER

                                       See Item 5.
-------------------------- ----------- --------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              See Item 5.
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              See Item 5.
------------- ---------------------------------------------------------------------------------------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              BD
------------- ---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           Security and Issuer.
                  -------------------

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank," together with DBSI, the "Reporting Persons" and each, a "Reporting Person") hereby amend the Statement on Schedule 13D filed by the Reporting Persons on May 7, 2004 (together with the Schedule 13D Amendments filed today and on May 18, 2004, the "Statement"), relating to the Common Stock, $0.01 par value (the "Shares"), of the MONY Group, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meanings respectively ascribed to them in the Statement.
         In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a-b) As of May 19, 2004, each of the Reporting Persons directly and beneficially owned the number of Shares and the percentage of the Shares outstanding in the table below:



                         ------------------------------------------ --
                                  As of May 19, 2004:
                                  Shares            Percentage*
    -------------------- ----------------- ------------------------
    -------------------- ----------------- ------------------------
    Deutsche Bank            2,615,656              5.22%
    -------------------- ----------------- ------------------------
    -------------------- ----------------- ------------------------
    DBSI                     757,552                1.51%
    -------------------- ----------------- ------------------------


         * The percentage of the Shares outstanding is based upon the number of Shares outstanding on May 3, 2004.

         Deutsche Bank, as the parent of DBSI, may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by DBSI. Accordingly, as of May 19, 2004, Deutsche Bank may be deemed to beneficially own an aggregate of 3,373,208 Shares, representing 6.73% of the outstanding Shares.

         To the best knowledge of the Reporting Person, and except as described in this Statement, neither the Reporting Persons nor any of the persons listed on Schedules A-1 and A-2 to the Statement beneficially own any securities of the Company.

         (c) Schedule B to this Statement, which is incorporated herein by reference, sets forth the transactions in the Shares effected by each of the Reporting Persons on May 18 and May 19, 2004. In addition, Schedule B to this Statement includes a single transaction effected on May 17, 2004, which transaction was not reflected in the most recent Schedule 13D Amendment filed on May 18, 2004. To the best knowledge of the Reporting Persons, and except as described in Schedule B to this Statement, neither the Reporting Persons nor any Person named in Schedules A-1 and A-2 to the Statement has effected any transaction in the Shares since May 17, 2004. The transactions set forth in Schedule B to this Statement were effected on the New York Stock Exchange and/or the OTC market.

         (d) No other person is known by the Reporting Persons to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

         (e) Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: May 20, 2004

                                Deutsche Bank AG

                 By:
                     ----------------------------------------------------------
                     Name:  Jeffrey A. Ruiz
                     Title:    Vice President



                 Deutsche Bank Securities Inc.

                 By:
                     ----------------------------------------------------------
                     Name:  Margaret Adams
                     Title:    Director



                 By:
                     ----------------------------------------------------------
                     Name:  Jeffrey A. Ruiz
                     Title:    Vice President

                                   Schedule B

                                DEUTSCHE BANK AG


                                          Number of
          Date       Buy/Sell                 Shares           Price Per Share
       5/17/2004          S                  212,600                   $30.90
       5/18/2004          S                  205,000                   $30.95
       5/18/2004          S                    1,300                   $31.05
       5/18/2004          B                    1,400                   $31.11
       5/18/2004          B                    2,700                   $31.28
       5/19/2004          S                    6,000                   $31.24
       5/19/2004          B                    1,400                   $31.27
       5/19/2004          B                    2,658                   $31.25
       5/19/2004          B                    2,655                   $31.25




-------------------------------------------------------------------------------

                          DEUTSCHE BANK SECURITIES INC.


                                          Number of
          Date         Buy/Sell              Shares           Price Per Share
       5/19/2004          B                  200,000                   $31.27



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